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                                                                                                        ____________________________
                                                                                                                OMB APPROVAL
FORM 3                        UNITED STATES SECURITIES AND EXCHANGE COMMISSION                          ____________________________
                                           WASHINGTON, D.C. 20549                                       OMB Number:        3235-0104
                                                                                                        Expires:    January 31, 2005
                           INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES                      Estimated average burden
                                                                                                        hours per response.......0.5
                                                                                                        ____________________________

            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
____________________________________________________________________________________________________________________________________


1. Name and Address of Reporting Person*    2. Date of Event            4. Issuer Name and Ticker or Trading Symbol
                                               Requiring Statement
   Bourne      JoAnn         M.                (Month/Day/Year)            UnionBanCal Corporation"UB"
________________________________________
   (Last)     (First)     (Middle)             April 23, 2003

   c/o UnionBanCal Corporation
   445 S. Figueroa Street
___________________________________________________________________________________________________________________________________
   (Street)                                 3. I.R.S. Identification    5. Relationship of Reporting        6. If Amendment, Date
                                               Number of Reporting         Person(s) to Issuer                 of Original
   Los Angeles   CA       90071                Person, if an entity        (Check all applicable)              (Month/Day/Year
________________________________________       (voluntary)
   (City)     (State)     (Zip)                                                Director     ___10% Owner    ________________________
                                                                            ___
                                                                             x                              7. Individual or Joint/
                                                                            ___Officer      ___Other           Group Filing (Check
                                                                               (give title     (specify        Applicable Line)
                                                                               below)          below)
                                                                            Executive Vice President            X Form filed by One
                                                                            ___________________________        ___Reporting Person

                                                                                                                  Form filed by More
                                                                                                               ___than One Reporting
                                                                                                                  Person
____________________________________________________________________________________________________________________________________

                                      TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
____________________________________________________________________________________________________________________________________

1. Title of Security                        2. Amount of                3. Ownership Form: Direct           4. Nature of Indirect
   (Instr.4)                                   Securities                  (D) or Indirect (I)                 Beneficial Ownership
                                               Beneficially                (Instr. 5)                          (Instr. 5)
                                               Owned
                                               (Instr.4)
____________________________________________________________________________________________________________________________________

   Common Stock                                104.7088 (1)                         D
____________________________________________________________________________________________________________________________________

   Common Stock                                1,868.7013 (2)                       I                          by 401(k)
____________________________________________________________________________________________________________________________________

   Common Stock                                264                                  I                          Bourne Family Trust
                                                                                                               DTD 4/92
____________________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________________

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                    SEC 1473 (3-00)

            POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
                    TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER


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____________________________________________________________________________________________________________________________________

FORM 3         TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
(continued)
____________________________________________________________________________________________________________________________________

1. Title of Derivative     2. Date Exer-           3. Title and Amount        4. Conver-      5. Ownership       6. Nature of
   Security                   cisable and             of Securities              sion or         Form of            Indirect
   (Instr. 4)                 Expiration              Underlying                 Exercise        Derivative         Beneficial
                              Date                    Derivative Security        Price of        Security:          Ownership
                              (Month/Day/Year)        (Instr. 4)                 Deri-           Direct             (Instr. 5)
                           ______________________________________________        vative          (D) or
                           Date        Expira-     Title     Amount              Security        Indirect
                           Exer-       tion                  or                                  (I)
                           cisable     Date                  Number                              (Instr. 5)
                                                             of
                                                             Shares
____________________________________________________________________________________________________________________________________
   Nonqualified Stock                              Common
   Options                 (3)         5/1/2008    Stock     2,400               $35.083             D
____________________________________________________________________________________________________________________________________
   Nonqualified Stock                              Common
   Options                 (4)         5/1/2009    Stock     7,500               $34.125             D
____________________________________________________________________________________________________________________________________
   Nonqualified Stock                              Common
   Options                 (5)         12/1/2009   Stock     2,500               $44.5625            D
____________________________________________________________________________________________________________________________________
   Nonqualified Stock                              Common
   Options                 (6)         5/1/2010    Stock     3,590               $28.4375            D
____________________________________________________________________________________________________________________________________
   Nonqualified Stock                              Common
   Options                 (7)         5/1/2011    Stock     22,500              $29.73              D
____________________________________________________________________________________________________________________________________
   Nonqualified Stock                              Common
   Options                 (8)         4/1/2012    Stock     20,000              $43.39              D
____________________________________________________________________________________________________________________________________
   Nonqualified Stock                              Common
   Options                 (9)         4/1/2013    Stock     15,000              $39.80              D
____________________________________________________________________________________________________________________________________
                                                   Total     73,490
____________________________________________________________________________________________________________________________________


Explanation of Responses:

Effective April 23, 2003, I became a reporting person of the issuer.

See page 3 for explanation of footnotes.

                                                                              /s/ JOANN M. BOURNE                      04/23/03
                                                                              _______________________________     __________________
                                                                              **Signature of Reporting Person             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,
      SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB control number.                                            Page 2


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JOANN M. BOURNE
CONTINUED - Page 3

SEC FORM 3

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Footnotes:

(1)     Shares held in the UnionBanCal Corporation Dividend Reinvestment and Stock Purchase Plan as of 4/4/03.
(2)     Shares held in the Union Bank of California 401(k) Plan as of 4/1/03.
(3)     Nonqualified stock option granted 5/1/1998; grant vested in three equal annual installments beginning
        5/1/1999 (grant is fully vested).
(4)     Nonqualified stock option granted 5/1/1999; grant vested in three equal annual installments beginning
        5/1/2000 (grant is fully vested).
(5)     Nonqualified stock option granted 12/1/1999; grant vested in three equal annual installments beginning
        12/1/2000 (grant is fully vested).
(6)     Nonqualified stock option granted 5/1/2000; grant vests in three equal annual installments beginning
        5/1/2001.
(7)     Nonqualified stock option granted 2/1/2001; grant vests in three equal annual installments beginning
        2/1/2002
(8)     Nonqualified stock option granted 4/1/2002; grant vests in three equal annual installments beginning
        4/1/2003.
(9)     Nonqualified stock option granted 4/1/2003; grant vests in three equal annual installments beginning
        4/1/2004.


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